UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Global Blue Group Holding AG

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

H33700107

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Kenneth B. Wallach, Esq.

Xiaohui (Hui) Lin, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York NY 10017

(212) 455-2000

November 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. H33700107

1.	Names of Reporting Persons. Global Blue Holding L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,999,694(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,999,694(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,999,694(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.8%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes (a) 37,358,622 ordinary shares of the Issuer (“Ordinary Shares”), (b) 2,701,935 warrants of the Issuer (“Global Blue Warrants”) exercisable for 2,701,935 Ordinary Shares, and (c) 4,939,137 Series A preferred shares of the Issuer (“Series A Preferred Shares”) that are convertible into 4,939,137 Ordinary Shares. See Item 5.

(2)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Item 5.

CUSIP NO. H33700107

1.	Names of Reporting Persons. SL Globetrotter, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 115,777,500(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 115,777,500(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,777,500(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.6%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes (a) 97,258,598 Ordinary Shares, (b) 6,548,415 Global Blue Warrants exercisable for the issuance of 6,548,415 Ordinary Shares, and (c) 11,970,487 Series A Preferred Shares that are convertible into 11,970,487 Ordinary Shares. See Item 5.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

CUSIP NO. H33700107

1.	Names of Reporting Persons. SL Globetrotter GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 160,777,194(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 160,777,194(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,777,194(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 74.4%
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes (a) 134,617,220 Ordinary Shares, (b) 9,250,350 Global Blue Warrants exercisable for the issuance of 9,250,350 Ordinary Shares, and (c) 16,909,624 Series A Preferred Shares that are convertible into 16,909,624 Ordinary Shares. See Item 5.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

CUSIP NO. H33700107

1.	Names of Reporting Persons. Silver Lake Technology Associates III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 160,777,194(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 160,777,194(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,777,194(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 74.4%
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes (a) 134,617,220 Ordinary Shares, (b) 9,250,350 Global Blue Warrants exercisable for the issuance of 9,250,350 Ordinary Shares, and (c) 16,909,624 Series A Preferred Shares that are convertible into 16,909,624 Ordinary Shares. See Item 5.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

CUSIP NO. H33700107

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 160,777,194(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 160,777,194(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,777,194(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 74.4%
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes (a) 134,617,220 Ordinary Shares, (b) 9,250,350 Global Blue Warrants exercisable for the issuance of 9,250,350 Ordinary Shares, and (c) 16,909,624 Series A Preferred Shares that are convertible into 16,909,624 Ordinary Shares. See Item 5.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

Explanatory Note

This Amendment No. 2 (the “Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on September 8, 2020, as amended by Amendment No. 1 filed with the SEC on May 6, 2022 (as amended, the “Schedule 13D”) related to the ordinary shares (the “Ordinary Shares”) of Global Blue Group Holding AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law (the “Issuer”), with its registered office in Zürichstrasse 38, 8306 Brüttisellen, Switzerland.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 16, 2023, (i) Tencent Mobility Limited (the “Purchaser”), (ii) the Issuer, (iii) Globetrotter, (iv) Cayman Holdings (Globetrotter together with Cayman Holdings, the “SL Sellers”), and (v) the other parties party thereto (the “Individual Sellers”) entered into a share purchase and investment agreement (the “Share Purchase Agreement”) whereby (i) the SL Sellers agreed to sell and the Purchaser agreed to buy, up to 9,090,909 Ordinary Shares of the Issuer for an aggregate purchase price of up to $50,000,000.50 and (ii) the Purchaser agreed to subscribe for 9,090,909 newly issued Ordinary Shares of the Issuer for an aggregate purchase price of $49,999,999.50 (the “Transaction”). The number of shares to be sold by the SL Sellers in the Transaction is subject to reduction, to the extent that Individual Sellers elect to sell Ordinary Shares in the Transaction. The Transaction is anticipated to close before month-end, subject to closing conditions.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a) through (c) is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships and agreements among the Reporting Persons described herein, the Reporting Persons are a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, the Reporting Persons may be deemed to beneficially own an aggregate of 160,777,194 Ordinary Shares of the Issuer, which includes: (i) 37,358,622 Ordinary Shares held by Cayman Holdings, (ii) 2,701,935 Global Blue Warrants held directly by Cayman Holdings exercisable for 2,701,935 Ordinary Shares, (iii) 4,939,137 Series A Preferred Shares held directly by Cayman Holdings that are convertible into 4,939,137 Ordinary Shares, (iv) 97,258,598 Ordinary Shares held directly by Globetrotter, (v) 6,548,415 Global Blue Warrants held directly by Globetrotter that are exercisable for 6,548,415 Ordinary Shares, and (vi) 11,970,487 Series A Preferred Shares held directly by Globetrotter that are convertible into 11,970,487 Ordinary Shares, representing in the aggregate approximately 74.4% of the issued and outstanding Ordinary Shares of the Issuer calculated on the basis of Rule 13d-3 of the Exchange Act.

Calculations of beneficial ownership described herein are based on 189,855,747 Ordinary Shares outstanding as of June 30, 2023, as set forth in the Issuer’s Form 6-K filed on August 28, 2023 (the “Form 6-K”), and take into account any Ordinary Shares issuable upon the exercise of Global Blue Warrants and/or the conversion of Series A Preferred Shares beneficially owned by each Reporting Person, as applicable.

By virtue of the agreements described in Item 6 of the Schedule 13D filed by the Reporting Persons on September 8, 2020 and Amendment No. 1 to Schedule 13D filed on May 6, 2022, the Reporting Persons and certain parties thereto may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of any such group. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares that may be deemed to be beneficially owned by such parties.

None of the persons listed in Annex A of the Schedule 13D filed by the Reporting Persons on May 6, 2022 beneficially owns any Ordinary Shares.

(c) Other than as described herein, none of the Reporting Persons have effected any transaction with respect to the Ordinary Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Deed of Amendment to Management Shareholders Agreement

On November 16, 2023, Globetrotter, Cayman Holdings and Jacques Stern, as Management Representative, entered a deed of amendment (the “Amendment”) to the management shareholders agreement, dated as of January 16, 2020 (as amended on August 26, 2020 and further amended and restated on February 24, 2022, the “MSHA”). The Amendment provides that, in connection with the Transaction, to the extent any Manager (as defined in the MSHA) elects not to sell all or any portion of its pro rata Ordinary Shares permitted to be sold in the Transaction, Globetrotter and Cayman Holdings will have the right to elect to sell such additional Ordinary Shares for their own account.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

M. Share Purchase and Investment Agreement (incorporated herein by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 6-K filed on November 16, 2023).

N. Deed of Amendment to the Management Shareholders Agreement (incorporated herein by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 6-K filed on November 16, 2023)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2023

GLOBAL BLUE HOLDING L.P.

By:	SL Globetrotter GP, Ltd., its general partner

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director

SL GLOBETROTTER, L.P.

By:	SL Globetrotter GP, Ltd., its general partner

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director

SL GLOBETROTTER GP, LTD.

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P.

By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director

SILVER LAKE (OFFSHORE) AIV GP III, LTD.

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director